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                            December 7, 2020

       R. Scott Dennis
       Chief Executive Officer
       Invesco Real Estate Income Trust Inc.
       1555 Peachtree Street, N.E. Suite 1800
       Atlanta, Georgia 30309

                                                        Re: Invesco Real Estate
Income Trust Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-11
                                                            Submitted November
12, 2020
                                                            CIK No. 0001756761

       Dear Mr. Dennis:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment to Draft Registration Statement on Form S-11

       Investment Portfolio
       Medical Office Portfolio, page 110

   1. We note your disclosure relating to your September 29, 2020 acquisition of an ownership interest in the MOB
Portfolio and that you may acquire up to seven additional MOBs.
                                                        Please tell us how you
determined it was unnecessary to provide financial statements and pro forma financial
information related to these acquired or to be acquired properties.
 R. Scott Dennis
FirstName  LastNameR.   ScottTrust
                              Dennis
Invesco Real Estate Income         Inc.
Comapany7,
December   NameInvesco
             2020        Real Estate Income Trust Inc.
December
Page 2    7, 2020 Page 2
FirstName LastName
       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Aaron C. Hendricson